July 15, 2005

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (the “2004 Form 10-K”)

Filed April 18, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005 (the “March 31 Form 10-Q”)

File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated June 30, 2005 (the “June 30 Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the June 30 Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

1

Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis

1.

We note in your response to comment 1 your reasons for presenting combined results of operations within the marketing communications segment. In order to provide investors clear information explaining the material changes in the Company’s historical results of operations, please discuss in your future MD&A disclosures the historical results of operations of your marketing communications segment on a GAAP basis first, consistent with the information disclosed in Note 17. We would not object if management follows this with a discussion of certain key performance indicators that include amounts that are combined with your equity method investee amounts. However, this should be limited to revenues and cost of revenues. It would then be necessary for you to accompany this disclosure with a comprehensive explanation of its purpose, quantified disclosure of how it was calculated, a discussion of its limitations, and an explanation of why management believes it is meaningful to investors. We do not consider the amount reported as the combined marketing communications operating profit to be a non-GAAP measure of the Company’s performance because it includes the operating profit of other entities. We believe it is inappropriate, and potentially confusing, to report and discuss a pro forma profit amount as if you own a controlling interest in those entities. Please confirm to us that you will fully comply with this comment in your future filings.

                The Company confirms that it will fully comply with the Staff's comment in its future filings.

Note 2 – Significant Accounting Policies, page 66

Goodwill and Indefinite Lived Intangibles, page 68

2.

We note your response to comments 2 and 7. Based on the fact that the results of each business are regularly presented to your chief operating decision maker, it appears to us that each of your 33 business units may represent an operating segment and a reporting unit. Please address the following items:

•

Clarify your statement, in response to comment 2, that you have prepared an analysis of goodwill impairment on a “legal entity level basis.” Tell us whether your legal entities are the same as your “business units,” as described in your response to comment 7.

                To clarify the Company’s response to comment 2, in preparing the analysis of goodwill impairment on a “legal entity level basis”, that is the same basis as the Company’s “business units” described in the Company’s response to comment 7.

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

•	Tell us whether you would have recorded a different goodwill impairment charge for the fiscal year ended December 31, 2003 if you had tested goodwill on a legal entity level basis.

                The goodwill impairment charge for the fiscal year ended December 31, 2003 related entirely to the Secured Products Group resulting in nominal remaining goodwill for that segment. The Company has determined through an analysis that the impairment charge for the Secured Products Group (“SPG”) on a legal entity basis would have resulted in the same impairment charge as presented in 2003.

For the Marketing Communications Group (“MCG”) the Company has determined through an analysis that the recoverability of the carrying value of goodwill attributable to MCG prepared on an entity level basis would have yielded a similar result; i.e., no impairment charge. The Company reached this conclusion as follow;

•

In most business units (except for the five discussed below) the cashflow data used for the 2004 analysis was lower than what would have been used for the 2003 analysis, thus an analysis performed at that time would have provided greater support for the recoverability of goodwill.

•

In five business units the financial data that would have been used for a 2003 analysis would have been more conservative than the data used in the 2004 analysis. For these cases the Company has performed an entity level impairment analysis and concludes that, using 2003 data, no impairment related to these five entities would have been triggered.

•	Describe for us in more detail how you determined that the business units have similar economic characteristics. Provide us with the quantitative analysis you performed in reaching this conclusion.
The Company is structured in the following two operating divisions:

Marketing Communications Group

Through a network of 29 business units, MCG provides a comprehensive range of communication services to its clients in the United States, Canada, and the United Kingdom. Marketing Communications services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing, all operating through a network of entrepreneurial companies.

In the Marketing Communications Group, successful firms must meet the increasing demands of clients for innovative programs and creative content, combined with high

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

quality and reliable service delivery. This requires the talents, relationships, and leadership of key executives and management personnel.

Secure Products Group

This group consists of four operating business units which specialize in the production of secure products solutions in three primary areas: electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products such as airline, transit and event tickets; and stamps, both postal and excise.

SPG is comprised of four individual facilities, which represent the Company’s non-core businesses. In the secure products division, success depends upon proper technology investments, leading edge e-commerce capabilities, innovative and specialized products, highly reliable service, competitive pricing, functioning within a highly secure environment and the ability to maintain strong operating margins. Revenues are typically derived from contracts, which are generally awarded in competitive bidding processes. The Company has strong relationships with its customers, has employed experienced management, and has invested in leading edge technology, providing it with the expertise and cost structures to meet customer needs.

Competitive and Operating Characteristics

These two divisions do not exhibit similar competitive and operating risks. MCG‘s competitive factors include creative reputation, management, personal relationships, quality and reliability of service and expertise. Pricing is important in obtaining new clients; however, it is generally of lesser importance once a client relationship has been established. Timing and budgets are top priorities of clients. This results in unstable forecasting and a very competitive market with competitive pricing.

SPG’s competitive factors, on the other hand, include design capability, quality, reliability and service. Price is also an important criterion, but is secondary to the initial requirement for a supplier to satisfy a potential customer that it has the proven ability to meet the primary criteria of secured reliable service. Government and public corporation security projects are generally awarded on the basis of competitive bidding procedures through Requests for Proposals (RFP’s). These RFP’s require a bidder to provide detailed information regarding price, security, manufacturing capabilities and quality control processes. These RFP submissions form the basis for the awarding of contracts. Contracts are generally awarded on a multi-year basis. To be successful, innovative, highly specialized secure products require leading edge technology delivered at an appropriate cost structure.

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

Economic Characteristics

The Company’s two divisions do not have similar economic characteristics. MCG’s business is cyclical and subject to the effects of general economic downturns. MCG’s most productive and most valuable asset is its staff. Talent is viewed as the competitive advantage by senior management. The success of MCG is dependent upon the leadership of key executives (most importantly, the agency founders) and management personnel. Further, each of the operating business units are staffed in a similar way, with the account services, creative and production functions being the core, typically representing approximately 70% to 80% of the total operating costs. Occupancy costs, which is generally the second largest cost element after staff costs, typically at approximately 5% to 10% of total operating costs, is generally unmodified common commercial space located within the commercial districts of large regional centers and subject to the same general economic influences. Other operating costs are typical general and administrative type costs associated with running a commercial office.

SPG’s business, on the other hand, is based on quality, customer service, design capability, production capability and price. Operating costs for SPG are impacted by production outsourcing, plant expansions and the impact of new manufacturing equipment. Leading edge technology and competitive cost structures are viewed as key competitive advantages by senior management (as opposed to talent in the marketing communications segment).

Conclusions

Based on the above analysis, the Company has determined that MCG and SPG are separate reportable segments.

Aggregation within SPG

Qualitative Factors

The business units within SPG have been aggregated based on similar competitive, operating and economic characteristics.

•

SPG’s competitive factors include design capability, quality, reliability and service and production capability. Price is also an important criterion, but is secondary to the initial requirement for a supplier to satisfy a potential customer that it has the proven ability to meet the primary criteria of secured reliable service. Government and public corporation security products are generally awarded on the basis of competitive bidding procedures through Requests for Proposals (RFP’s). These RFP’s require a bidder to provide detailed information regarding price, security, manufacturing capabilities and quality control processes. These RFP submissions form the basis for the awarding of contracts. Contracts are generally awarded on a

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

multi-year basis. To be successful, innovative, highly specialized secure products require leading edge technology delivered at an appropriate cost structure.
•

SPG’s industry is based on quality, customer service, design and production capability and price. Operating costs for SPG are impacted by production outsourcing, plant expansions and the impact of new manufacturing equipment. Leading edge technology and competitive cost structures are viewed as key competitive advantages by senior management.

•

The secure products industry has significant qualitative barriers to entry. Companies competing in this industry have developed trusting relationships with their customers, must process expertise in specific technologies, such as micro-printing and generally are 100% accountable for every item produced. Security risks relate to both the manufacturing process and the impact if a product is not 100% accounted for, such that a breach in either could impact all customers. Additionally, the nature of the products produced are similar in that they all have a high degree of security measures built within them to prevent counterfeiting or inappropriate usage.

•	Products for each of these business units are only manufactured for specific customers. None of the business units in SPG produce products to be sold outside of contracted amounts.
•

The delivery of products for all SPG business requires specialty services. Security around delivery is imperative due to the nature of the products. Types of security used in the delivery process includes, secured couriers, separate mailing of PIN numbers, or direct customer pick-up as in the case of the US Postal Service.

•	In addition all four companies operate under the umbrella of SPG with a SPG website and intranet and two of the SPG entities cross sell each others’ products and all four refer business to each other.

Quantitative Factors

•	As indicated in Appendix A to this letter, only Meteca would exceed the 10% threshold test set out in paragraph 18 of FAS 131 due to its higher then expected operating loss in 2004.
•

A key performance measure used to evaluate these business units is contribution margin, as indicated in Appendix C hereto. Segment management looks for a minimum of 30% annually for each of these business units.

•	The contribution margins of the business units within SPG are all affected by the cost of similar raw materials, such as paper, ink and various petroleum based products.

Conclusion

The Company has determined based on the specific facts and circumstances, that in its judgment aggregation of these business units is appropriate. Although the entities may

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

have varying operating results in any given year, the businesses are all specialty printing businesses that have similar economic characteristics. To report only one business unit as a separate segment and the remaining three included in “all other” in accordance with paragraph 21 of FAS 131 would not be meaningful to investors and users of the financial statements.

Aggregation within MCG

Qualitative Factors

The business units within MCG have been aggregated based on similar competitive and operating and economic characteristics.

•

MCG‘s competitive factors include creative reputation, management, personal relationships, quality and reliability of service and expertise. Pricing is important in obtaining new clients; however it is generally of lesser importance once a client relationship has been established. Timing and budgets are at the top of clients’ minds. This results in unstable forecasting and a very competitive market with competitive pricing.

•	Collectively, the businesses within this segment provide clients with a wide variety of creative services that contribute to the delivery of a message and to the maintenance or creation of a brand.
•

The nature of the marketing services is similar – to develop a means of attracting interest in a client’s product or service through the use of various forms of media. This is delivered through the MCG’s network of entrepreneurial firms (business units) that offer a full complement of marketing services including advertising and media, marketing communications including direct marketing, public relations, corporate communications, marketing research, corporate identify and branding, interactive marketing, sales promotion, event marketing, on-line marketing, healthcare marketing, specialized events, customer relationship management, and database management. Solutions delivered are client-based, not service based. The production process is similar in that there is a planning, design and execution process involved in the delivery of any of the range of marketing services.

•

Customers tend to consider the use at one time of any one or all of the range of marketing services, and may elect to use multiple marketing services companies or a single one to provide those services. In all cases, an account manager is used to interact with the client and coordinate the delivery of the service within the business unit, a creative group is used to develop and design the service and the production group is used to execute delivery of the final deliverables.

•

The customer base for each business unit is very broad. It is generally any enterprise that wishes to draw interest in the goods or services it provides. The client usually has one marketing budget from which it will buy the marketing services it deems appropriate for its current purpose. MCG’s entities offer such services across this range of clients, for example, providing similar services to

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

governments, technology companies and agricultural industry clients concurrently within just one business unit. Each of the business units provide marketing communication services to similar type clients serving more than 500 blue-chip clients and in fact, share several clients, however each providing different services to those clients.
•	The method of providing marketing services is labor-intensive creative output in some form of media. All of the MCG entities’ core deliverable is creativity.
•

MCG’s industry is cyclical and subject to the effects of general economic downturns. MCG’s most productive and most valuable asset is its staff. Talent is viewed as the competitive advantage by senior management. The success of MCG is dependent upon the leadership of key executives (most importantly, the agency founders) and management personnel. Further, each of the operating business units are staffed in a similar way, with the account services, creative and production functions being the core, typically representing approximately 70% to 80% of the operating costs. Occupancy costs, which is generally the second largest cost element after staff costs, typically at approximately 5% to 10% of total operating costs, is generally unmodified common commercial space located within the commercial districts of large regional centers and subject to the same general economic influences.

•	The MCG businesses also procure services on behalf of their end customers on an agency basis. This is a unique relationship that is common to all of the MCG businesses.

Quantitative Factors

•	As indicated in appendix A to this letter, three MCG business units would exceed the 10% threshold test set out in paragraph 18 of FAS 131.
•

A key performance measure for the MGC businesses is the operating income as a percentage of revenue. In evaluating the operating income as a percentage of revenue for the MGC businesses (see appendix B) the analysis does not yield consistent result for all agencies. This is due primarily to the size of the business units which are at various stages of their growth and life cycles. In any one year new client wins or losses of existing clients will cause variations resulting in an inconsistent analysis. Generally, it is expected that the larger agencies will produce higher operating income as a percentage of revenue due to the advantage of scale. Larger agencies tend to have an operating income as a percentage of revenue in the 20-30% range. Mid sized agencies tend to track to a 15-20% range. Small entities are more erratic due to the sensitivity of moderate changes on such a small base. In evaluating a key performance measure such as operating income to revenue, the analysis does not yield consistent results. This is due primarily to the nature and size of the business units which are at various stages of their growth and life cycles. In any one year new client wins or losses of existing clients will cause variations resulting in an inconsistent analysis.

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

•

However, all of the business units within MCG have similar trends in relation to revenue growth. Revenue growth in this industry is primarily based on the conditions in the market place. Opportunities for revenue growth across the business units of MCG are primarily based on reputation, personal relationships and competitive pricing.

•

For all of the MCG businesses, a long-term financial performance measure is the ratio of salary costs to revenue. As all of the MGC businesses are service companies, a key to success is maintaining a staff cost to revenue ratio of approximately 55-65%. The MCG businesses use this matrix to monitor the business and make decisions around adding additional employees, downsizing and pricing of services. MDC corporate management monitors this ratio as a management tool to assist in the evaluation of each of the businesses within MCG. As indicated on the attached appendix B the majority of the MCG businesses fall within the 55-65% range. There will always be exceptions for a few reasons. Firstly, many of the MCG businesses are at different stages of the life cycle of an agency. Some agencies are larger and more mature while other agencies are smaller and in the earlier stages in developing a strong, mature agency. In addition, in any give year, the loss or win of a significant customer can skew the ratio in a given year. This is often more evident in the small and mid sized agencies.

Conclusion

As reflected in the quantitative analysis on Appendices A and B, Accent’s key metrics are slightly different, including staffing costs and operating income as a function of revenue. Regardless, we believe it is appropriate to aggregate as this business unit’s basic services are to provide market research data that is used in the marketing and advertising industries. Accent is an extension of the other marketing and communication business units. Because Accent is providing data, its cost structure is different than that of the other business units within MCG. Thus, based on the Company’s judgment, it has concluded that reporting this business unit as a separate segment would not be meaningful to investors and users of the financial statements. Based on the quantitative analysis and the significant evidence for aggregation from the qualitative analysis, the Company has concluded that the businesses within the MCG businesses segment should be aggregated as they have similar economic characteristics. In addition, the Company has further concluded that the business units of MCG are essentially the same or similar and in the Company’s judgment, in instances such as this, paragraph 73 of FAS 131 leads the Company to conclude that the benefit would be insufficient to justify separate disclosure.

See also the attached quantitative analysis in Appendices A, B and C hereto.

•

Regarding your 33 business units, tell us whether they operate separately, on a stand alone basis, or if they work in concert, on a combined basis. If in concert, please explain your basis for this belief and demonstrate to us how the business

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

units are economically interdependent. Tell us the extent they share assets, trade names, work forces or other resources directly connected with the generation of revenue, and provide products or services to one another.

The Company’s 33 business units operate separately as separate legal entities and, except for the common ownership of the Company, each unit has there own founding and management owners. Other than SPG’s combined website and intranet and some limited shared services there is no significant sharing of assets, trade names, workforces or other resources directly connected with the generation of revenue nor do they provide significant products or services to one another. The business units do however and only within each MCG and SPG try to cross sell products and work together to obtain new business to be serviced jointly.

•	Please provide us with an example of all reports that are regularly reviewed by your chief operating decision maker and segment management, including the monthly “Flash” report.

        See the attached reports regularly reviewed by the Company’s chief operating decision maker and segment management. There are other more detailed reports available monthly however, they do not go to the chief operating decision maker, they do go to segment management whom does not regularly review those detailed reports.

•

Your statement that EBITDA is the measure primarily used to evaluate the performance of the company appears inconsistent with your segment disclosure at page 95, which indicates that operating profit is the salient measure of profit or loss. Clarify this apparent discrepancy.

        The only difference between operating profit as disclosed on pages 96-98 and EBITDA is depreciation and amortization, which was separately disclosed on pages 96-98, allowing users of the financial statements to reconcile these two disclosure items.

Note 16 – Gain on Sale of Assets and Settlement of Long-term Debt, page 94

3.

We note your response to comment 6, in which you describe the transactions occurring in 2003 regarding your investments in Custom Direct, Inc. and Custom Direct Income Fund. Describe for us in more detail how you accounted for the exchange of your remaining 20% interest in Custom Direct, Inc. for units of the Custom Direct Income Fund and your subsequent exchange of these units of the Fund for settlement of the adjustable rate exchangeable debentures.

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

Accounting for the exchange of Custom Direct Inc. (“CDI”) shares into Custom Direct Income Fund (the “Fund”) units.

The exchange of the CDI shares for Fund Units has been accounted for as a monetary transaction as an exchange of the CDI shares (accounted for under the equity method) for the Fund Units (accounted for under FAS 115 as an available for sale marketable security).

On February 13, 2004, the Company completed the exchange and received units of the Fund valued at $33,991,000. The carrying value of the Company’s investment in CDI was $12,085,000. Accordingly, the Company recorded a gain of $21,906,000 on the exchange. The Company did not consider the exchange to be a non-monetary transaction.

Accounting for the Company’s exchange of the Fund Units for the settlement of the debentures

(a)	Background

On December 1, 2003, the Company issued exchangeable securities (“Exchangeable Securities”) to the public at a price of $8.75 per Exchangeable Security (on November 28 2003, the closing price of the CDI Units was $9.50). Under the terms of the Exchangeable Securities, at any time after the Exchange Event, each Exchangeable Security will be redeemable by the Company for one CDI Unit and are exchangeable into one CDI Unit at the option of the holder. At any time after on or after the completion of the audit for the Fund for the year ended December 31, 2004 and provided Exchange Event has occurred, the Exchangeable Securities will be redeemable by the Company for cash.

Redemption is at a redemption price per Exchangeable Security equal to (a) in the case of a CDI Unit redemption – One CDI Unit and (b) in the case of a cash redemption – the greater of (i) the principal amount ($8.75 per Exchangeable Security) and (ii) the Current Market Price of the a CDI Unit.

(b)	Identification of an embedded derivative

The Company determined that the exchangeable feature of the Exchangeable Security is an embedded derivative that is required to be accounted for separately as a derivative under FASB 133. This conclusion was reached as under FASB Statement No. 133 – Accounting for Derivative Instruments – (“FAS 133”), paragraph 12 requires that embedded derivate instruments meeting certain criteria must be separated from the host contract and accounted for separately as a derivative (i.e., accounted for at fair value with changes in fair value recognized currently in income). As such, the Company believes that the embedded derivative is a “synthetic total return swap”. That is, the embedded derivative is an

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

agreement whereby the Company agrees to “swap” the distributions on, and increased in value of, the underlying CDI Units; in return for the interest on and return of principal on, the host contract.

(c)	Determining the value of the embedded derivative

The Company has determined that the fair value of the debt host contract at the date of issuance of the Exchangeable Securities is equal to the issue price of the securities, as it is reasonable to conclude that the fair value of the embedded total return swap derivative at inception was zero.

(d)	Accounting for the debt and synthetic total return swap derivative

In accordance with the observations above, the synthetic total return swap derivative instrument is measured at zero at inception, with the result that the debt is recorded at an amount equal to the cash proceeds received (less debt issue costs).

The synthetic forward derivative instrument is remeasured at fair value at each balance sheet date and the changes in fair value are recognized currently in income. The embedded derivative within the Exchangeable Securities had a fair value of zero at the date of issuance and an unrealized loss of $3,974,000 as at December 31, 2003. At the date of the settlement of this derivative, the Company recognized a gain $3,974,000.

At the date of settlement of the debentures, the fair value of the Fund Units for which the debentures were exchangeable was $33,991,000, which exceeded the issue price of the debentures by $7,647,000. The total loss on settlement of the exchangeable debenture of $9,569,000 as shown in note 16 to the financial statements includes $1,922,000 in respect of the write-off of unamortized deferred financing costs.

Note 19 – Commitments, Contingencies and Guarantees, page 100

4.

We note your response to comment 9. In future filings, disclose the amount of your potential obligations to purchase the remaining ownership interests in certain of your subsidiaries and your accounting policy for these put options.

            The Company confirms that it will fully comply with the Staff's comment in its future filings by disclosing the amount of its potential obligations to purchase the remaining ownership interests in certain of its subsidiaries, and its accounting policy for these put options.

12

Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures, page 116

5.

We note your response to comment 10, in which you state that you were not a US domestic filer on May 5, 2004. This statement appears inconsistent with your disclosure on page 3 of your Form 10-K, which indicates that you became a domestic issuer effective February 25, 2004. Clarify for us the date at which your reporting obligations as a domestic issuer began.

                In February 2004, the Company's CEO and largest shareholder, Miles Nadal, converted 100% of his multiple voting shares into ordinary, single voting shares on a one-for-one basis, without any cash or non-cash consideration. This conversion of multiple voting shares triggered a change in the Company’s status to a U.S. registrant, or “domestic issuer”, from that of a foreign private issuer. In accordance with Exchange Act Release No. 29,354 (Multijurisdictional Disclosure and Modifications to the Current Registration and Reporting System for Canadian Issuers, Securities Act Release No. 6902, Exchange Act Release No. 29,354), the Company had until December 31, 2004 to comply with the filing requirements pursuant to the Securities Exchange Act of 1934 (the “’34 Act”) for a U.S. domestic issuer. Notwithstanding this permitted timeframe, on May 10, 2004, the Company voluntarily commenced filing as a U.S. domestic issuer with the filing of its Form 10-Q, for the period ended March 31, 2004. Prior to that date (May 10, 2004), the Company was not obligated to make the required ’34 Act filings of a U.S. domestic issuer. Therefore, the Company disclosed the issuance of its May 6, 2004 press release (which announced a proposed change of accountants) by filing a Form 6-K on May 7, 2004, with the Commission.

* * * * * *

                We are also enclosing with this submission a request for confidential treatment pursuant to Rule 83 of the Securities and Exchange Commission's Rules of Practice with respect to the following information that we are providing as supplements: appendices A, B and C to this letter and our "Flash" report for the month of December 2004.

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Mr. Larry Spirgel

Securities and Exchange Commission

July 15, 2005

Please direct any questions concerning the above responses to the undersigned (telephone: (212) 463-3628; fax: (212) 463-3274), with copies to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; telephone: (212) 225-2588; fax: (212) 225-3999).

Very truly yours,

/s/ Mitchell Gendel

Mitchell Gendel,

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:	Melissa Hauber, Esq.
Robert S. Littlepage, Jr., Esq.
Securities and Exchange Commission

Miles S. Nadal, Chairman, President and Chief Executive Officer

Steven Berns, Vice Chairman and Executive Vice President
Members of the Audit Committee of MDC Partners Inc.
Bruce Toner,
KPMG
Ethan Klingsberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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